                         "form of" I-4Life(SM) Advantage

The I-4Life Advantage for IRA contracts provides you variable, periodic regular income payments. This option, when available in your state, is subject to a charge, (imposed only during the I-4life(SM) Advantage payout phase) computed daily, equal to an annual rate of 1.75% for the I-4Life(SM) Return of Premium death benefit, and 1.90% for the I-4Life(SM) Annual Step-Up death benefit, of the net asset value of the account value in the VAA. This charge consists of an administrative charge of 0.15% and the balance is a mortality and expense risk charge. If I-4Life(SM) Advantage is elected at issue, I-4life(SM) Advantage and the charge will begin on the new contract's effective date. Otherwise, I-4life(SM) Advantage and the charge will begin no more than fourteen days prior to the date the initial regular income payment is due based on the contractowner's election.

I-4life(SM) Advantage for IRA contracts is only available for IRA and Roth IRA contracts (excluding SEP and SARSEP markets) with an account value of at least $50,000 and only if the annuitant is age 59 1/2 or older at the time the option is elected. You may elect the I-4life(SM) Advantage at the time of application or at any time before the annuity commencement date by sending a written request to our home office. Additional purchase payments may only be made during the access period.

There is no guarantee that I-4life(SM) Advantage will be available to elect in the future as we reserve the right to discontinue this option at any time.

Once I-4life(SM) Advantage begins, any prior death benefit election will terminate and a new death benefit will be provided, as discussed below. The amount paid under this new death benefit may be less than the amount that would have been paid under the death benefit provided before I-4life(SM) Advantage began.

Please refer to Federal tax matters for a discussion of the tax consequences of distributions from qualified retirement plans.

If I-4life(SM) Advantage is selected, the applicable transfer provisions among subaccounts will continue to be those specified in your annuity contract for transfers on or before the annuity commencement date. However, once the I-4life(SM) Advantage begins, any automatic withdrawal service will terminate. See The contracts.

Assumed interest rates of 3%, 4%, 5% and 6% may be available. See Annuity payouts - Variable annuity payouts above for a more detailed explanation.

Regular Income. I-4life(SM) Advantage provides for variable, periodic regular income payments during a defined period of time (the access period), and after the access period for as long as an annuitant is living. We determine the initial regular income payment based in part on the assumed interest rate you choose. Subsequent regular income payments will be adjusted periodically with the performance of the subaccounts selected. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%.

Access Period. During the access period you select, you will be able to access your account value (defined below) through withdrawals. We will establish the minimum (currently 5 years) and maximum access period s at the time you elect I-4life(SM) Advantage. Generally, shorter access periods will produce a higher initial regular income payment than longer access periods. At any time during the access period, and subject to the rules in effect at that time, you may extend or shorten the access period by sending us notice. If you do, subsequent regular income payments will be adjusted accordingly, and the account value remaining at the end of the new access period will be applied to continue regular income payments for your life.

Account value. The initial account value is the account value on the valuation date I-4life(SM) Advantage is effective, less any applicable premium taxes. During the access period, the account value will be increased/decreased by any investment gains/losses, and will be reduced by regular income payments made and any withdrawals taken.

After the access period ends, the remaining account value will be applied to continue regular income payments for your life and the account value will be reduced to zero. Regular income payments will continue for as long as any annuitant is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in.

Withdrawals. You may request a withdrawal at any time during the access period. We reduce the account value by the amount of the withdrawal, and all subsequent regular income payments will be reduced proportionately. Withdrawals may have tax consequences. See Federal tax matters - Taxation of withdrawals and surrenders.

Surrender. At any time during the access period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.

Death Benefit. During the access period, I-4life(SM) Advantage provides two death benefit options:

     (1) I-4Life(SM) Return of Premium death benefit; and
     (2) I-4Life(SM) Annual Step-Up death benefit.

Under any I-4life(SM) death benefit, if you die during the access period, the I-4life(SM) Advantage will terminate. Your beneficiary may start a new I-4life(SM) Advantage program. If your spouse's life was also used to determine the regular income payment and the spouse dies, the regular income payment may be recalculated.

The I-4Life(SM) Return of Premium death benefit is the greater of:

     1. the account value as of the day on which Lincoln Life approves the payment of the claim; or
     2. the sum of all purchase payments less the sum of all regular income payments, withdrawals (including any applicable charges), and premium taxes incurred, if any.

The charge under this death benefit is equal to an annual rate of 1.75% of the net asset value of the account value in the VAA. This death benefit may not be available in all states. You may not change this death benefit once it is elected.

The I-4Life(SM) Annual Step-Up death benefit is the greatest of:

     1. the account value as of the day on which Lincoln Life approves the payment of the claim;
     2. the sum of all purchase payments less the sum of all regular income payments, withdrawals (including any applicable charges), and premium taxes incurred, if any; or
     3. the highest account value which the contract attains on any contract anniversary date (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased. The highest account value is increased by purchase payments and is decreased by regular income payments, withdrawals (including any applicable charges), and any premium taxes incurred subsequent to the anniversary date on which the highest account value is obtained.

This death benefit is available only if you elected the Annual Step-Up, EEB, or 5% Step-Up (with or without the EEB) death benefit as the death benefit before I-4life(SM) Advantage.

The charge under this death benefit is equal to an annual rate of 1.90% of the net asset value of the account value in the VAA. This death benefit may not be available in all states.

During the access period, contracts with the I-4Life(SM) Annual Step-Up death benefit may elect to change to the I-4Life(SM) Return of Premium death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our home office, and we will begin deducting the lower mortality and expense risk and administrative charge at that time. Once the change is effective, you may not elect to return to the I-4Life(SM) Annual Step-Up death benefit.

For both death benefit options, following the access period, the death benefit will be the remaining guaranteed regular income payments, if any; otherwise, there is no death benefit.

Availability. I-4life(SM) Advantage will generally be available after May 21, 2002, depending on your state. In states where I-4life(SM) Advantage is not yet available, an older version (called the Income4Life(R) Solution) is available. Under the Income4Life(R) Solution, the death benefit is equal to the account value as of the day on which Lincoln Life approves the payment of the claim. The charge under the Income4Life(R) Solution is equal to an annual rate of 1.75% of the net asset value of the account value in the VAA. The Income4Life(R) Solution provides higher regular income payments and lower account value than are realized under I-4life(SM) Advantage. For a limited time, contracts in force prior to the availability of I-4life(SM) Advantage in a particular state may elect the Income4Life(R) Solution. Contracts issued after I-4life(SM) Advantage is available in your state may only elect I-4life(SM) Advantage.